UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)*
McCormick & Schmicks Seafood Restaurants, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
579793100

(CUSIP Number)
January 10, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐      Rule 13d-1 (b)
☑      Rule 13d-1 (c)
☐      Rule 13d-1 (d)

CUSIP No.	579793100

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Person (Entities Only) Alliance Trust PLC (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Scotland, United Kingdom

	5	SOLE VOTING POWER

NUMBER OF		775,300

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		775,300

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	775,300

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.25%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) The filing of this Schedule 13G shall not be construed as an admission by Alliance Trust PLC that it is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Act.
(2) Based on 14,762,000 shares of Common Stock outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2007.

Item 1(a). Name of Issuer:
McCormick & Schmicks Seafood Restaurants, Inc. (the “Issuer”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
720 SW Washington Street
Suite 550
Portland, Oregon, 97205
Item 2(a). Name of Person Filing:
Alliance Trust PLC (the “Reporting Person”)
Item 2(b). Address of Principal Business Office or, if None, Residence:
Meadow House
64 Reform Street
Dundee, Scotland DD1 ITJ
United Kingdom
Item 2(c). Citizenship:
Alliance Trust PLC is a United Kingdom corporation.
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.001 per share (the “Common Stock”)
Item 2(e). CUSIP Number:
579793100
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

(a)	☐	A broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	A bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	An investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	A group, in accordance with Rule 13d-1(b)(ii)(J).
Item 4. Ownership.
          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
     (a) Amount beneficially owned:
775,300 shares
     (b) Percent of class:
5.25%
     (c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
775,300
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
775,300
(iv) Shared power to dispose or to direct the disposition of:
0
Item 5. Ownership of Five Percent or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the Common Stock, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of The Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
          By signing below I certify that, to the best of my knowledge and belief, the shares of Common Stock referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 23, 2008

ALLIANCE TRUST PLC
By:	/s/ Ian Anderson
Name:	Ian Anderson
Title:	Assistant Secretary